UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 0-14950

ARGONAUT GROUP, INC.

(Exact name of registrant as specified in its charter)

10101 Reunion Place, Suite 500, San Antonio, Texas 78216

(Address of registrant’s principal executive offices, including zip code)

(210) 321-8400

(Registrant’s telephone number, including area code)

Common Stock, Par Value $0.10

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     One

Pursuant to the requirements of the Securities Exchange Act of 1934, Argonaut Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2007	By:	/s/ Craig S. Comeaux
Craig S. Comeaux
Vice President, Secretary and Deputy General Counsel